Date: 05/05/2008	1500 University Street, Suite 700 Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	23/05/2008
Record Date for Voting (if applicable) :	23/05/2008
Meeting Date :	26/06/2008
Meeting Location (if available) :	Laval, QC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	64077P108	CA64077P1080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.